SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INFUSYSTEM HOLDINGS, INC.

(Name of Subject Company (Issuer))

INFUSYSTEM HOLDINGS, INC.

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Warrants to Purchase Common Stock

Having an Exercise Price of $5.00 per Share

(Title of Classes of Securities)

45685K110

(CUSIP Number of Class of Securities)

Sean McDevitt

Chief Executive Officer

31700 Research Park Drive

Madison Heights, Michigan 48071

(248) 291-1210

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6843

Attn: Howard Kenny

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,966,060.26	$140.18

*	This valuation assumes the exchange of 35,108,219 warrants to purchase common stock of InfuSystem Holdings, Inc. (“the Company”), for common shares of the Company’s common stock, par value $0.0001 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the bid and ask price of the warrants of $0.056 as of February 8, 2010 as quoted on the OTC Bulletin Board under the symbol “INHIW.OB”.
**	The amount of the filing fee was calculated in accordance with the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $140.18	Filing Party: InfuSystem Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 16, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d 1.

☒	issuer tender offer subject to Rule 13e 4.

☐	going private transaction subject to Rule 13e 3.

☐	amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed on February 16, 2010 by InfuSystem Holdings, Inc., a Delaware corporation (the “Company”) as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on March 3, 2010. The Schedule TO relates to the offer by the Company to exchange (the “Exchange Offer”) any and all warrants to purchase common stock exercisable at $5.00 per share (the “Warrants”) for shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated February 16, 2010, and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(C) to the Schedule TO filed on February 16, 2010. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 5:00 p.m. Eastern Time on March 17, 2010. Based on the final count, 25,635,723 Warrants, or approximately 73% of all outstanding Warrants, were properly tendered and not withdrawn in the Exchange Offer. Of the total, 24,766,700 Warrants were tendered at a ratio of 25 to 1 for shares of Common Stock subject to a lock-up as described in the Exchange Offer materials and 869,023 Warrants were tendered at a 35 to 1 ratio for shares of Common Stock not subject to such lock-up. Under the terms of the Exchange Offer, InfuSystem Holdings, Inc. accepted all tendered Warrants, and will issue an aggregate of approximately 1,015,500 shares of Common Stock in exchange.

On March 22, 2010, the Company issued a press release announcing the final results of the Exchange Offer, a copy of which is attached as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto: (a)(5)(E) Press Release by InfuSystem Holdings, Inc. announcing the final results of the Exchange Offer dated February 16, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFUSYSTEM HOLDINGS, INC.

Date: March 22, 2010	By:	/S/ SEAN WHELAN
Sean Whelan Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Exchange Offer dated February 16, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(5)(A)	Form of Director Lock-Up Agreement.*

(a)(5)(B)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(C)	Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(D)	Press Release, dated February 16, 2010.*

(a)(5)(E)	Press Release, dated March 22, 2010.

*	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed on February 16, 2010.

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